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                                                                    EXHIBIT 21.1


                         Subsidiaries of the Registrant

Molecular Simulations Incorporated, organized under the laws of Delaware. Molecular Simulations Limited, organized under the laws of the United Kingdom. Molecular Simulations Limited SARL, organized under the laws of France. Molecular Simulations Software GmbH, organized under the laws of Germany. Molecular Simulations Inc. K.K., organized under the laws of Japan.